UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 61794/March 26, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13793

In the Matter of	:	
	:	
U.S. BIOMEDICAL CORP.	:	ORDER MAKING FINDINGS AND
(f/k/a UNITED TEXTILES & TOYS, INC.),	:	REVOKING BY DEFAULT
U.S. ENVIRONMENTAL SOLUTIONS, INC.	:	REGISTRATIONS OF
(n/k/a ENVIRORESOLUTIONS, INC.),	:	U.S. BIOMEDICAL CORP.,
USA BRIDGE CONSTRUCTION OF N.Y., INC.,	:	USA BRIDGE CONSTRUCTION OF
USA BROADBAND, INC.,	:	N.Y., INC., and
USA URANIUM CORP., and	:	USA BROADBAND, INC.
UTOPIA MARKETING, INC.	:	
(n/k/a DAYTONABRANDS, INC.)	:	

SUMMARY

This Order revokes the registrations of the registered securities of Respondents U.S. Biomedical Corp. (f/k/a United Textiles & Toys, Inc.) (U.S. Biomedical), USA Bridge Construction of N.Y., Inc. (USA Bridge Construction), and USA Broadband, Inc. (USA Broadband) (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on February 26, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each

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[1] The proceeding has ended as to U.S. Environmental Solutions, Inc. (n/k/a EnviroResolutions, Inc.), and Utopia Marketing, Inc. (n/k/a Daytonabrands, Inc.). U.S. Biomedical Corp., Exchange Act Release Nos. 61738, 61777 (Mar. 19, 2010, Mar. 25, 2010). USA Uranium Corp. filed an Answer to the Order Instituting Proceedings and remains in this proceeding.

was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by March 3, 2010.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

U.S. Biomedical, CIK No. 895092,[3] is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended December 31, 2002, which reported a net loss of $74,676 for the prior nine months. In June 2003, the company's CEO, Ilan Arbel, pleaded guilty to securities fraud and money laundering in the U.S. District Court for the Eastern District of New York. As of February 22, 2010, the company's stock (symbol "USBH") was quoted on the Pink Sheets operated by Pink Sheets OTC Markets, Inc. (Pink Sheets), had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

USA Bridge Construction, CIK No. 937931, is a dissolved New York corporation located in Corona, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1998. On March 8, 1999, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of New York, which was terminated on August 3, 2004. As of February 22, 2010, the company's stock (symbol "USBR") was quoted on the Pink Sheets, had three market-makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[2]   Each Respondent was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii). U.S. Biomedical, a Delaware corporation, was served on March 1, 2010, by personal service on its Delaware registered agent, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. Code § 321. USA Bridge Construction and USA Broadband were each served on March 3, 2010, by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

USA Broadband, CIK No. 1105947, is a void Delaware corporation located in Santa Fe Springs, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2003, which reported a net loss of over $12.4 million for the prior six months. On March 30, 2004, the company sold substantially all of its assets. As of February 22, 2010, the company's stock (symbol "USBU") was quoted on the Pink Sheets, had seven market-makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of U.S. Biomedical Corp. (f/k/a United Textiles & Toys, Inc.) is REVOKED;

the REGISTRATION of the registered securities of USA Bridge Construction of N.Y., Inc., is REVOKED; and

the REGISTRATION of the registered securities of USA Broadband, Inc., is REVOKED.
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Carol Fox Foelak
Administrative Law Judge